September 13, 2024

Mindy Rotter, Esq., CPA

Division of Investment Management,

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

RE: JPMorgan Trust I, File No. 811-21295; JPMorgan Trust II, File No. 811-04236; JPMorgan Trust IV, File No. 811-23117; JPMorgan Institutional Trust, File No. 811-21638; and J.P. Morgan Exchange-Traded Fund Trust, File No. 811-22903 (each, a ”Trust” and collectively, the “Trusts”)1.

Dear Ms. Rotter:

This letter responds to the comment you provided to us by telephone on August 9, 2024, with respect to the series of the Trusts listed on Schedule A hereto (each series, a “Fund” and collectively, the “Funds”) and certain shareholder reports of such Funds in connection with a review of certain filings and reports by the staff of the Securities and Exchange Commission (“SEC”) pursuant to the Sarbanes-Oxley Act of 2002. Our response to your comments are set forth below.

Comment: For JPMorgan USD Emerging Markets Sovereign Bond ETF and JPMorgan Emerging Markets Debt Fund, please describe in correspondence how the benchmark is an appropriate broad-based securities market index as described in the instructions to item 27 of Form N-1A. Specifically include a description in the correspondence on how the benchmark is administered by an organization that is not an affiliated person of the fund, its advisor or principal underwriter.

Response: The JPMorgan Emerging Markets Debt Fund and JPMorgan USD Emerging Markets Sovereign Bond ETF have each adopted the Bloomberg Global Aggregate Index, a broad-based securities market index, as its appropriate regulatory benchmark. This change will be incorporated in each Fund’s regulatory documents on a going-forward basis.

Comment: JPMorgan BetaBuilders Canada ETF, JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF, JPMorgan Active Bond ETF and JPMorgan Core Plus Bond ETF had exposure to derivatives during their last fiscal year end. The MDFP for each Fund did not discuss the effect of the derivatives on the performance of the Fund. If the performance was materially affected by the derivative exposure there should be a discussion of the impact in the MDFP. Please explain in correspondence why no discussion regarding the impact of derivatives was included in the MDFP.

Response: The use of derivatives by the Funds listed above did not have a material impact on such Funds’ performance. We continue to evaluate our disclosures in light of the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010, to provide shareholders with transparency concerning derivatives strategies and indicate in the MDFP the impact of these strategies when they had a material impact on a Fund’s performance.

Comment: The staff noticed that JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF paid distributions from Return of Capital (“ROC”). Item B.23 of Form N-CEN was not checked yes. Please explain in correspondence why these distributions were not required to be accompanied by a written statement pursuant to Section 19a of the Investment Company Act of 1940.

Response: We believe the Fund was in compliance with Section 19(a) and Rule 19a-1. Section 19(a) notice is required to be provided to shareholders if, based on estimates of the accounting books and records of the Fund, a distribution will be made from any source other than the Fund’s net income. At the time of the Fund’s distributions, 100% of the distribution was deemed to be from net income. Part of the income calculation included the monthly Consumer Price Index (“CPI”) adjustments, which becomes publicly available 2 months in arrears (December’s CPI became available in February). Because the December 2023 CPI adjustment accrued in February 2024(the Fund’s fiscal year end ) and was not available at the time of the December 2023 distribution, the Fund did not distribute from any source other than net income at that time and, thus, would not require filing a Section 19(a) notice. The Fund did not make distributions in January 2024 and February 2024 based on the CPI adjustments from November 2023 and December 2023 respectively.

The Fund is currently being liquidated pursuant to a plan of liquidation.

Comment: According to the statement of changes, JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF had a ROC distribution. Please confirm in correspondence that there is no reference to yield or dividend when describing distributions that may contain a ROC distribution in the marketing materials, and/or website disclosure, as those terms may be misinterpreted as income.

Response: The $6,239 ROC shown in the February 28, 2024 financial statements, represented 2.4% of the Fund’s total annual distribution for the 12-months ended February 29, 2024. This amount was reported as dividend income and yield when it was initially distributed in December of 2023 because it was derived from net income. When it was subsequently determined to be a ROC in February 2024, historic reporting was not adjusted and the ROC has been included in the 12-month rolling dividend yield prospectively, resulting in an impact of approximately eight basis points. Management is assessing an enhanced process for reviewing materiality levels and posting similar adjustments, if appropriate, to yield calculations going forward. Currently there are no other Funds in the JPMorgan Funds complex that have similar adjustments included in marketing materials or website disclosures.

Comment: For those Funds with a unitary fee structure, where the advisor is obligated to pay service providers on behalf of the Fund, please explain in correspondence whether the advisor is current with all payments to Funds’ service providers. Additionally, please describe if agreements filed with the SEC contain provisions whereby the Fund is contractually obligated to pay such service provider.

Response: For the Funds with a unitary fee structure, where the advisor is obligated to pay service providers, the advisor is current with all payments to the service providers. There are agreements filed with the SEC, such as the global custody and fund accounting agreement and the agency services agreement, that contain provisions whereby the Fund is contractually obligated to pay such service provider. Under the Fund’s management agreement, however, J.P. Morgan Investment Management Inc. is contractually obligated to pay such service providers to the extent the fees are covered by the unitary fee.

Comment: Please confirm in correspondence whether each non-diversified Fund continues to maintain its non-diversified status. The SEC staff notes that if a Fund has been operating as a diversified fund for more than 3 years, that Fund will require shareholder approval prior to changing its status back to a non-diversified Fund.

Response: We confirm that all Funds that are non-diversified continue to operate as non-diversified Funds.

Comment: Please review the responses to Item C.7; reliance on certain statutory exemptions and rules, item K, provided in Form N-CEN that was filed on 1/16/24 and confirm in correspondence whether the response is accurate.

Response: Item C.7.K of the October 31, 2023 Form N-CEN was inadvertently answered incorrectly. This item will be answered correctly going forward.

If you have any questions regarding the foregoing, please call me at (212) 623-8104.

Very truly yours,
/s/ Timothy J. Clemens
Timothy J. Clemens
Treasurer

Schedule A

File #	Registrant Name	Series Name	FYE Reviewed
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Canada ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Emerging Markets Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Europe ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders International Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Japan ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Small Cap Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Carbon Transition U.S. Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return Emerging Markets Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return International Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Mid Cap Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Small Cap Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Momentum Factor ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Quality Factor ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Value Factor ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Active China ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan ActiveBuilders Emerging Markets Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Global Select Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Hedged Equity Laddered Overlay ETF	10/31/2023

811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Growth ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Value ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Climate Change Solutions ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Sustainable Infrastructure ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Research Enhanced Equity ETF	10/31/2023
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Active Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Core Plus Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Income ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Bond Opportunities ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Municipal ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Short Duration Core Plus ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Ultra-Short Income ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Ultra-Short Municipal Income ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders MSCI US REIT ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Inflation Managed Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Realty Income ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Aggregate Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF	2/28/2024

811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan USD Emerging Markets Sovereign Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan High Yield Municipal ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Limited Duration Bond ETF	2/28/2024
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Sustainable Municipal Income ETF	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Global Bond Opportunities Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Total Return Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan New York Tax Free Bond Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Managed Income Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Emerging Markets Debt Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan California Tax Free Bond Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Income Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Corporate Bond Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Unconstrained Debt Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Strategic Income Opportunities Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Floating Rate Income Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Short Duration Core Plus Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan 100% U.S. Treasury Securities Money Market Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan California Municipal Money Market Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Federal Money Market Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan National Municipal Income Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan New York Municipal Money Market Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan New York Tax Free Bond Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Prime Money Market Fund	2/28/2024

811-21295	JPMorgan Trust I	JPMorgan Tax Free Money Market Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Liquid Assets Money Market Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Core Plus Bond Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Short Duration Bond Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Mortgage-Backed Securities Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan High Yield Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Government Bond Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Core Bond Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Municipal Money Market Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan Short-Intermediate Municipal Bond Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan U.S. Government Money Market Fund	2/28/2024

811-04236	JPMorgan Trust II	JPMorgan U.S. Treasury Plus Money Market Fund	2/28/2024

811-23117	JPMorgan Trust IV	JPMorgan Institutional Tax Free Money Market Fund	2/28/2024

811-23117	JPMorgan Trust IV	JPMorgan Securities Lending Money Market Fund	2/28/2024

811-23117	JPMorgan Trust IV	JPMorgan Ultra-Short Municipal Fund	2/28/2024

811-21638	JPMorgan Institutional Trust	JPMorgan Core Bond Trust	2/28/2024